Mail Stop 3561
                                                 January 17, 2006
Mr. George Murnane III
Chief Financial Officer
Mesa Air Group, Inc.
410 North 44th Street, Suite 700
Phoenix, AZ 85008

      Re: Mesa Air Group, Inc.
          Form 10-K for the year ended September 30, 2005
          File No. 000-15495


Dear Mr. Murnane:

      We have reviewed the above referenced filing and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings.
If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Management`s Discussion and Analysis, page 26

Executive Overview, page 26

General, page 26

1. We note your disclosure that substantially all of your passenger revenue is derived from code-share agreements with United Airlines, America West Airlines, Inc. and US Airways, Inc. We also note your disclosures from various other sections of your filing that US Airways has emerged from bankruptcy and will not assume your code-share agreement and, as a result, you are expanding your regional jet code-share agreement with United Airlines and entered into a new code-share agreement with Delta Airlines. We also note that United Airlines and Delta Airlines are both in bankruptcy. In light of this, we believe that you should include a reasonably detailed discussion in liquidity and capital resources of your assessment of the likelihood that these airlines will not assume your code-share agreements when they emerge from bankruptcy and the potential impact to your liquidity and your plans to mitigate the effect of such a negative outcome.

Fleet, page 26

2. We note your disclosure that you have leased nine Beechcraft 1900D aircraft to Big Sky Transportation Co. and four to Gulfstream International Airlines. Please revise your filing to include your accounting policies for such arrangements. In addition, you should provide in the notes to the consolidated financial statements, a schedule of the minimum future rentals on non cancelable leases as of the date of the most recent balance sheet presented, in the aggregate and for each of the five succeeding fiscal years. For guidance, refer to paragraphs 19 and 23(b) & (c) of SFAS 13.

Contractual Obligations, page 37

3. We note your table presenting your contractual obligations.
   Because the purpose of the table is to clearly show your future cash requirements, we believe that you should include scheduled interest payments in the table given the materiality of your interest. If certain interest rates are unknown, management may use its judgment in determining an appropriate methodology to estimate the interest payments, e.g., apply the currently applicable interest rate to calculate the value of future payments (and disclose the methodology utilized.)

Notes to the Consolidated Financial Statements, page 49

Note 1: Summary of Significant Accounting Policies, page 49

Earnings Per Share, page 53

4. In accordance with paragraph 40(c) of SFAS 128, please disclose the amount of any securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, as it is antidilutive to the period(s) presented.

                            * * * * *

      Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Kuhn at 202-551-3308 with any questions. You may also contact Lyn Shenk at 202-551-3380 or the undersigned at 202-551-3812 with any concerns as we supervised the review of your filing.

								Sincerely,


								Michael Fay
								Branch Chief